
January 11, 2011

Benjamin Chen
President, Secretary, Treasurer and Sole Director
31 F/Jin Mao Tower
88 New Century Ave.
Pudong, Shanghai, China 200120

> **Re:** **Phoenix Agri Enterprises, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed January 3, 2010**
> **File No. 000-54203**

Dear Mr. Chen:

We have reviewed your amendment no. 1 to your registration statement and response letter dated January 3, 2011 and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement, we may have additional comments.

Item 1A. Risk Factors, page 12

Reporting requirements under the Exchange Act and compliance with the Sarbanes-Oxley Act of 2002…, page 9

1. Please revise your risk factor disclosure to clarify the fact that Mr. Chen, your sole employee/officer, has limited accounting and legal knowledge and will depend on accountants and attorneys in preparing the Company's financial statements and complying with reporting requirements under Regulation 13A.

You may contact Keira Ino at (202) 551- 3659 or Melissa Rocha at (202) 551-3854 if you have questions regarding the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: David K. Cheng
        Nixon Peabody LLP
        Once Embarcadero Center, Suite 1800
        San Francisco, CA 94111